VATECH

SOPPL

TELEFAX

An: To:	SEC	Datum: Date:	1.102003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

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03032523

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

03 OCT -6 AM 7:21

dw 10/6

VA TECH

VA Technologie AG

PRESS RELEASE

Mirko Kovats new Vice Chairman of the VA TECH Supervisory Board

In today's Supervisory Board meeting of the listed VA Technologie AG Mirko Kovats was elected new Vice Chairman of the Supervisory Board. Franz Struzl, who held this position up to date remains ordinary member.

The accounts committee now consists of Peter Michaelis, Mirko Kovats, Alfred Koch, Günter Robol, Ernst Artner and Wilhelm Sturm.

The strategy committee now includes Peter Michaelis, Mirko Kovats, Winfried Braumann, Franz Struzl, Anton Beneder and Siegfried Tromaier.

The presidential committee which also acts as personnel committee consists of Peter Michaelis, Mirko Kovats and Anton Beneder.

++++2003-01-10

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at